

## Andrew Rapkin · 2nd

Angel Investor, Entrepreneur In Residence at IESE Business School

Guilford, Connecticut, United States · **Contact info**

500+ connections

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Remedios LLC

The Wharton School

### About

Seasoned Entrepreneur with deep experience in International Sourcing, Manufacturing, Supply Chain Management, Quality, Engineering. Served on both sides of the Private Equity fence as both investor and recipient.

Specialties: Low Cost Sourcing, Venture Capital, Manufacturing, Environmental Compliance and Sustainability

### Activity

1,591 followers

**Andrew Rapkin** commented on a post · 1w

Fantastic Marci !

56 — 21 comments

**Andrew Rapkin** commented on a post · 1mo

Congrats Ranjit !

125 — 20 comments

**Andrew Rapkin** commented on a post · 1mo

Congrats Gabriel !

117 — 58 comments

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### Experience

**President**
Remedios LLC
2014 - Present · 9 yrs 1 mo
Guilford, CT USA

Opportunistic venture investment vehicle funding seed and early stage ventures in: Conventional and Advanced Manufacturing, eLearning, Biotech, SaaS and other emerging opportunities

**Entrepreneur In Residence**
IESE Business School
Sep 2019 - Present · 3 yrs 5 mos
Barcelona, Catalonia, Spain

Mentor and Advisor to startups as part of the Barcelona Technology Transfer Group (BTTG)

**Founder**
Component Sourcing Intl. LLC
Aug 2003 - Present · 19 yrs 6 mos
Greater New York City Area

Component Sourcing International, LLC (CSI) is a Strategic Sourcing™ company which manufactures custom metal components in a variety of product categories including: 1) Precision screw ma ...see more

**Vice President - Board Of Directors**
The Foote School · Full-time
May 2021 - Present · 1 yr 9 mos
New Haven, Connecticut, United States

**Investor**
Upflex · Full-time
Mar 2022 - Present · 11 mos
New York, New York, United States

Show all 35 experiences →

### Education

**The Wharton School**
MBA, Finance and Entreprenurial Management
1995 - 1997

**Tufts University**
B.S., Biology, Environmental Policy
Sep 1986 - May 1990

**Universidad de Sevilla**
Semester Abroad
1989 - 1989

Show all 4 education →

## Licenses & certifications

**Diploma de Español DELE B2**
Instituto Cervantes
Issued Oct 2021

**ISO 9001 Auditor**
SAI Global Assurance
Issued Sep 2008
Credential ID 87939

## Skills

**Strategy**
Endorsed by Jason Scharfspitz who is highly skilled at this
21 endorsements

**Strategic Planning**
18 endorsements

**Business Strategy**
Endorsed by 2 colleagues at Component Sourcing International
16 endorsements

Show all 19 skills →

## Recommendations

Received Given

**Nothing to see for now**
Recommendations that Andrew receives will appear here.

## Languages

**English**
Native or bilingual proficiency

**Spanish**
Professional working proficiency

## Interests

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